SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 8

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

EMPEIRIA ACQUISITION CORP.

(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

Common Stock, par value $0.0001

(Title of Class of Securities)

29158Y104

(CUSIP Number of Class of Securities)

Stephen Cope

Chief Executive Officer

25311 I-45 North

Woodpark Business Center, Bldg. 6

Spring, Texas 77380

(281) 465-9393

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to:

Boris Dolgonos

Jones Day

222 East 41st Street

New York, New York 10017

(212) 326-3939

(212) 755-7306 (fax)

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$56,304,000	$7,680

*	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This calculation assumes the purchase of a total of 5,520,000 shares of outstanding common stock of Empeiria Acquisition Corp., par value $0.0001 per share, at the tender offer price of $10.20 per share.
**	The amount of the filing fee, calculated in accordance with Section 13(e) of the Exchange Act, equals $136.40 per million dollars of the transaction valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $7,680	Filing Party: Empeiria Acquisition Corp.
Form or Registration No.: Schedule TO-I	Date Filed: October 19, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 133-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

SCHEDULE TO

Empeiria Acquisition Corp., a Delaware corporation (“EAC” or the “Company”), hereby amends and supplements its Schedule TO originally filed with the Securities and Exchange Commission on October 19, 2012, as amended by Amendment No. 1 to Schedule TO filed on October 26, 2012, as further amended by Amendment No. 2 to Schedule TO filed on November 9, 2012, as further amended by Amendment No. 3 to Schedule TO filed on November 13, 2012, as further amended by Amendment No. 4 to Schedule TO filed on November 21, 2012, as further amended by Amendment No. 5 to Schedule TO filed on November 27, 2012, as further amended by Amendment No. 6 to Schedule TO filed on November 30, 2012 and as further amended by Amendment No. 7 to Schedule TO filed on December 3, 2012. The Schedule TO, as amended by this Amendment No. 8 to Schedule TO, relates to the Company’s offer to purchase for cash up to 5,520,000 shares of its common stock, par value $0.0001 per share (“Common Shares”), at a price of $10.20 per share, net to the seller in cash, without interest for an aggregate purchase price of up to $56,304,000. The Company’s offer was made upon the terms and subject to certain conditions set forth in the Fourth Amended and Restated Offer to Purchase dated December 3, 2012, previously filed as Exhibit (a)(1)(AB), and in the related Fourth Amended and Restated Letter of Transmittal, previously filed as Exhibit (a)(1)(AC), which, as amended or supplemented from time to time, together constituted the offer (the “Offer”). The Offer expired at 5:00 p.m., New York City time, on December 13, 2012.

This is the final amendment to the Schedule TO and is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c) of the Securities Exchange Act of 1934, as amended. Except as otherwise set forth below, the information included in the Schedule TO, as amended by this Amendment No. 8 to the Schedule TO, remains unchanged and is incorporated by reference herein as relevant to the items in this Amendment No. 8.

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment No. 8 amends and supplements only the items and exhibits to the Schedule TO that are being amended and supplemented, and unaffected items and exhibits are not included herein.

Items 1 through 11.

The Tender Offer expired at 5:00 p.m., New York City time, on Thursday, December 13, 2012 with fewer than 5,520,000 Common Shares tendered. The Company completed the merger of Integrated Drilling Equipment Company Holdings Inc. with and into its subsidiary, IDE Acquisition Co., LLC, on December 14, 2012.

Based upon information provided by Continental Stock Transfer & Trust Company, the depositary for the Offer, as of 5:00 p.m., New York City time, on December 13, 2012, a total of 5,448,971 Common Shares were validly tendered and not withdrawn, at a purchase price of $10.20 per share, for a total purchase price of approximately $55.6 million. Such Common Shares represent approximately 64.0% of EAC’s issued and outstanding Common Shares as of December 12, 2012. Payment was made promptly for such Common Shares accepted for purchase.

On December 13, 2012, the Company issued a press release announcing the final results of the Offer, as set forth above. A copy of the press release is filed as Exhibit (a)(1)(AF) to the Schedule TO and is incorporated herein by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(1)(AF) Press Release, dated December 13, 2012.

Exhibit Number	Description

(a)(1)(AF)	Press Release, dated December 13, 2012.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EMPEIRIA ACQUISITION CORP.

By:	/s/ N. Michael Dion
N. Michael Dion
Chief Financial Officer

Date: January 2, 2013

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(A)*	Offer to Purchase, dated October 19, 2012.

(a)(1)(B)*	Letter of Transmittal To Tender Common Shares.

(a)(1)(C)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(F)*	Press Release, dated October 19, 2012 (incorporated by reference from Exhibit 99.1 to the Form 8-K filed by Empeiria Acquisition Corp. on October 19, 2012).

(a)(1)(G)*	Joint press release, dated October 19, 2012.

(a)(1)(H)*	Investor Presentation (October 26, 2012).

(a)(1)(I)*	Joint press release, dated November 9, 2012.

(a)(1)(J)*	Amended and Restated Offer to Purchase, dated November 13, 2012.

(a)(1)(K)*	Amended and Restated Letter of Transmittal To Tender Common Shares.

(a)(1)(L)*	Amended and Restated Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(M)*	Amended and Restated Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(N)*	Press Release, dated November 13, 2012.

(a)(1)(O)*	Script of conference call held on November 13, 2012.

(a)(1)(P)*	Amended and Restated Investor Presentation (November 13, 2012).

(a)(1)(Q)*	Second Amended and Restated Offer to Purchase, dated November 21, 2012.

(a)(1)(R)*	Second Amended and Restated Letter of Transmittal To Tender Common Shares.

(a)(1)(S)*	Second Amended and Restated Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(T)*	Second Amended and Restated Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(U)*	Second Amended and Restated Investor Presentation (November 21, 2012).

(a)(1)(V)*	Press Release, dated November 27, 2012.

(a)(1)(W)*	Third Amended and Restated Offer to Purchase, dated November 29, 2012.

(a)(1)(X)*	Third Amended and Restated Letter of Transmittal To Tender Common Shares.

Exhibit Number	Description

(a)(1)(Y)*	Third Amended and Restated Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(Z)*	Third Amended and Restated Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(AA)*	Press Release, dated November 29, 2012.

(a)(1)(AB)*	Fourth Amended and Restated Offer to Purchase, dated December 3, 2012.

(a)(1)(AC)*	Fourth Amended and Restated Letter of Transmittal To Tender Common Shares.

(a)(1)(AD)*	Fourth Amended and Restated Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(AE)*	Fourth Amended and Restated Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(AF)†	Press Release, dated December 13, 2012.

(b)(1)*	Commitment Letter, dated as of November 28, 2012, between EAC and Elm Park Credit Opportunities Fund, L.P. and Elm Park Credit Opportunities Fund (Canada), L.P.

(c)	Not applicable.

(d)(1)*	Agreement and Plan of Merger, dated as of October 19, 2012, by and among Empeiria Acquisition Corp., IDE Acquisition Co., LLC, Integrated Drilling Equipment Company Holdings Inc. (“IDE”), and Stephen Cope, as representative of IDE’s stockholders (incorporated by reference from Exhibit 2.1 to the Form 8-K filed by Empeiria Acquisition Corp. on October 19, 2012).

(d)(2)*	Form of Registration Rights Agreement.

(d)(3)*	Form of Lock Up Agreement.

*	Previously filed.
†	Filed herewith.
‡	To be filed by amendment.